Filed Pursuant to Rule 424(b)(3)
Registration File Nos. 333-104444,
333-104444-01,
333-104444-02

Pricing Supplement No. 5 dated September 15, 2004

to the Prospectus dated April 25, 2003 and

the Prospectus Supplement dated April 25, 2003.

$1,000,000,000

PRUDENTIAL FINANCIAL, INC.

5.10% MEDIUM-TERM NOTES, SERIES B

DUE SEPTEMBER 20, 2014

The note being purchased has the following terms:

UNDERWRITERS AND PRINCIPAL AMOUNT:	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$700,000,000
	UBS Securities LLC	300,000,000

	TOTAL	$1,000,000,000

STATED MATURITY: September 20, 2014

SPECIFIED CURRENCY: U.S. Dollars

principal: U.S. Dollars

interest: U.S. Dollars

exchange rate agent: Not applicable

AUTHORIZED DENOMINATIONS:	Minimum denomination of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

ORIGINAL ISSUE DATE: September 20, 2004

ORIGINAL ISSUE PRICE: 99.559%

UNDERWRITERS COMMISSION:* 0.625%

NET PROCEEDS TO PRUDENTIAL FINANCIAL: 98.934% or $989,340,000

ORIGINAL ISSUE DISCOUNT NOTE: Not applicable

FORM OF NOTE:

master global form only: Yes

non-global form available:

CUSIP No. 74432QAE5

ISIN No. US74432QAE52

COMMON CODE: 020162422

REDEMPTION AND REPAYMENT: Not applicable

INTEREST RATE IS FIXED: Yes

annual rate: 5.10%

Interest Payment Dates: September 20 and March 20, commencing March 20, 2005

Regular Record Dates: September 5 and March 5

DEFEASANCE APPLIES AS FOLLOWS:

full defeasance – i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: Yes covenant defeasance – i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: Yes

*	See “Supplemental Plan of Distribution” at page 7 of this Pricing Supplement.

Selling Restrictions

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Recipients of this document are not permitted to transmit it to any other person. The notes are not being offered to the public in the United Kingdom (within the meaning of the Public Offers of Securities Regulations 1995).

Each underwriter has represented and agreed that:

(a) it has not offered or sold and, prior to the expiration of the period of six months from the closing date for the issuance of the notes, will not offer or sell any notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(b) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

(c) it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of FSMA does not apply to Prudential Financial, Inc.

Germany

Each underwriter has confirmed that it is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “SSPA”) of the Federal Republic of Germany has been or will be published with respect to the notes and that it will comply with the SSPA and all other applicable legal and regulatory requirements. In particular, each underwriter has represented that it has not engaged in and that it will not engage in a public offering (öffentliche Anbieten) within the meaning of the SSPA with respect to any notes. Consequently, in Germany the notes will only be available to persons who, by profession, trade or business, buy or sell notes for their own or a third party’s account.

The Republic of France

Each underwriter has represented and agreed that, in connection with their initial distribution, (i) no pricing supplement, prospectus supplement or accompanying prospectus (including any amendment, supplement or replacement thereto) subject to the approval (visa) of the Autorité des Marchés Financiers has been prepared in connection with the sale of the notes, (ii) it has not offered or sold, directly or indirectly, notes in France, except to qualified investors (investisseurs qualifiés) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and Décret no. 98-880 dated October 1, 1998 and that the direct or indirect resale to the public in France of any notes acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder, and (iii) it has not released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the notes to the public in France this pricing supplement, the prospectus supplement and accompanying prospectus or any other offering material or information contained therein relating to the notes other than to those qualified investors.

Belgium

Each underwriter has represented and agreed that this pricing supplement, the prospectus supplement and accompanying prospectus have not been notified to or approved by the Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances / Commissie voor het Bank-, Financie- en Assurantiewezen) and are therefore transmitted in Belgium on a purely confidential basis. Accordingly, the notes may not be publicly offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the notes in Belgium will be permitted exclusively to either (i) persons who each subscribe for a minimum of EUR 250,000, or (ii) qualifying institutional investors, acting for their own account, and listed in Article 3, 2° of the Royal Decree of July 7, 1999. In addition, if an investor is a consumer within the meaning of Article 1.7 of the Law of July 14, 1991 on consumer protection and trade practices, a sale of notes must be made in compliance with the provisions of such law and its implementing legislation.

Netherlands

The notes may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, inter alia, large enterprises, which trade or invest in securities in the conduct of a profession or trade.

Hong Kong

Each underwriter has represented and agreed it and its affiliates have not offered or sold, and will not offer or sell, the notes by means of any document to persons in Hong Kong other than persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the notes other than with respect to the notes to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan and, accordingly, each underwriter has undertaken that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese Person except under circumstances which will result in compliance with all applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan. Pursuant to the Foreign Exchange and Foreign Trade Law of Japan, Prudential Financial, Inc. is required to file a report in connection with the issuance or offering in Japan of notes or the issuance or offering outside Japan of Notes denominated or payable in Yen (“Yen Notes”) with the Minister of Finance of Japan (the “MoF”), in each case within a limited period of time after issue thereof, if the amount of the issue is equivalent to one billion Yen or more. With respect to the issuance or offering of notes in Japan, each underwriter is required to provide any necessary information on notes to Prudential Financial, Inc. (which shall not include the names of purchasers thereof) so that Prudential Financial, Inc. may make such reports to the MoF.

Korea

The notes offered in this offering have not been registered under the Korean Securities and Exchange Law, and each underwriter has represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells notes will agree that it will not offer any notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

Singapore

This pricing supplement, prospectus supplement and accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that the notes may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may this pricing supplement, the prospectus supplement and accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

General

No action has been taken by Prudential Financial, Inc. that would permit a public offering of the notes or possession or distribution of this pricing supplement, the prospectus supplement and accompanying prospectus or any other offering material in any jurisdiction, other than in the United States, where action for that purpose is required. Accordingly, each underwriter has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells notes or possesses or distributes this pricing supplement, the prospectus supplement and accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and Prudential Financial, Inc. shall have no responsibility therefor.

Book-Entry Procedure and Settlement

Purchasers of notes may hold interests in the global notes only through DTC, if they are participants in such system. Purchasers may also hold interests indirectly through securities intermediaries — such as banks, brokerage houses and other institutions that maintain securities accounts for customers — that have accounts with DTC or its nominee (“participants”). Purchasers of notes can hold interests in the global notes only through Clearstream International, or through Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in these systems or indirectly through organizations that are participants in these systems.

Because DTC will be the only registered owner of the global notes, Clearstream and Euroclear will hold positions through their respective U.S. depositaries, which in turn will hold positions on the books of DTC. For information on how accounts of ownership of notes held through DTC are recorded, please refer to “Book-Entry Notes” beginning on page S-25 of the Prospectus Supplement, dated April 25, 2003, to the Prospectus, dated April 25, 2003 (the “Prospectus Supplement”).

Clearstream

Clearstream International was incorporated as a limited liability company under Luxembourg law.

Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./ N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks. Clearstream customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

The Euroclear System

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Euros. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the “Cooperative”). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator and by Euroclear.

The foregoing information about DTC, Clearstream and Euroclear has been provided by each of them for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way, in accordance with DTC’s rules, and will be settled in immediately available funds using DTC’s same-day funds settlement system. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way, in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, and will be settled using the procedures applicable to conventional eurobonds in immediate available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected through DTC, in accordance with DTC’s rules, on behalf of the relevant European international clearing system by the U.S. depositaries. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in this system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. These credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.

Distributions on Book-Entry Notes

Prudential Financial, Inc. will make all distributions of principal and interest on book-entry notes to DTC. Upon receipt of any payment of principal or interest, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts in proportion to the participants’ respective beneficial interests in the principal amount of that global note as shown on the records of DTC or its nominee. For more information on how payments are made in respect of the global note, please refer to “Book-Entry Notes—Payments on Global Notes” on page S-26 of the Prospectus Supplement.

Distributions on book-entry notes held beneficially through Clearstream will be credited to Clearstream participants, in accordance with Clearstream’s rules and procedures, to the extent received by its U.S. depositary.

Distributions on book-entry notes held beneficially through Euroclear will be credited to Euroclear participants, in accordance with the Euroclear Terms and Conditions, to the extent received by its U.S. depositary.

Use of Proceeds

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including primarily a loan to one of our domestic insurance subsidiaries.

The last paragraph before the “United States Alien Holders” section on page S-33 of the Prospectus Supplement is amended to read in its entirety as follows:

Capital gain of a noncorporate United States holder, that is realized before January 1, 2009, is generally taxed at a maximum rate of 15% where the property is held more than one year.

The first sentence under the heading “Validity of the Notes” beginning on page S-38 of the Prospectus Supplement is hereby amended to read in its entirety as follows:

Unless otherwise specified in the applicable pricing supplement, the validity of the notes will be passed upon for Prudential Financial, Inc. by corporate counsel for Prudential Financial, Inc., who may be any of John M. Liftin, Esq., Susan L. Blount, Esq. or Brian J. Morris, Esq., and for the agents by Cleary, Gottlieb, Steen & Hamilton.

Supplemental Plan of Distribution

In the ordinary course of their respective businesses, certain of the agents and dealers or their affiliates and associates may engage in commercial banking, investment banking and/or other financial service transactions, and may enter into product distribution, sales or other commercial arrangements, with us and our affiliates. Merrill Lynch, Pierce, Fenner & Smith Incorporated has provided advisory services related to our capital management, for a fee.

Certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. One or more of the underwriters may allocate a limited number of notes for sale to their online brokerage customers. An electronic pricing supplement, prospectus supplement and accompanying prospectus will be available on the Internet web sites maintained by certain of the underwriters. Other than the pricing supplement, prospectus supplement and accompanying prospectus in electronic format, the information on the underwriters’ respective web sites is not part of this pricing supplement.

Prudential Financial, Inc. estimates that the total offering expenses, excluding underwriting discounts and commissions paid to the underwriters, will be approximately $278,000.

Merrill Lynch & Co.	UBS Investment Bank